UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

____________________

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

StoneCo Ltd.

(the “Company”)

MINUTES of the Annual General Meeting of the Company held at 103 South Church Street, Georgetown, Cayman Islands, at 10:30am on November 14, 2019.

Present:	Andre Street de Aguiar, Director and Chairman
Rafael Martins Pereira
Daniela Zarzur Cury
Shares present in person listed in Schedule 1
Shareholders represented by proxy listed in Schedule 2

1	CHAIRMAN

In accordance with article 18.4 of the Company’s amended and restated articles of association (the “Articles”), Andre Street de Aguiar, being the Chairman of the Company presided as chairman of the meeting (the “Chairman”).

2	OPENING OF MEETING

The Chairman opened the meeting and reported that due notice of the meeting had been given to those shareholders entitled to receive it in accordance with the Company’s articles of association and declared that, as a quorum was present, the meeting was duly convened.

3	BUSINESS OF THE MEETING

It was reported that business of the meeting was to consider and, if thought fit, pass the proposed resolutions set out in the notice of the meeting.

4.	FINANCIAL STATEMENTS

It was noted that the consolidated financial statements of the Company for the year ended December 31, 2018 together with the auditor’s report thereon were laid before the meeting.

5.	DIRECTOR ELECTIONS

IT WAS RESOLVED THAT the following persons be and are hereby re-elected as directors of the Company to hold office until the next Annual General Meeting of the Company or until their respective successors have been elected or appointed or their office is otherwise vacated:

Andre Street de Aguiar

Eduardo Cunha Monnerat Solon de Pontes

Roberto Moses Thompson Motta

Thomas A. Patterson

Ali Mazanderani

Silvio Jose Morais

6.	COMPANY FINANCIAL STATEMENTS

IT WAS RESOLVED THAT the Company’s financial statements for the fiscal year ended December 31, 2018 were approved and ratified.

7.	PRIOR ACTS

IT WAS RESOLVED THAT all actions taken by the directors and officers of the Company in relation to the business of the Company during the financial year ended December 31, 2018 be and are hereby ratified and confirmed.

8.	CLOSE

There being no further business to be transacted the meeting was declared closed.

/s/ Andre Street de Aguiar
Andre Street de Aguiar Chairman

SCHEDULE 1

Shareholders present in person

Present in Person

Name of Shareholder	Number of Class A Shares	Number of Class B Shares

N/A	N/A	N/A

SCHEDULE 2

Shares represented by proxy

Number of Class A Shares represented by Proxy	Number of Class B Shares represented by Proxy

178,429,461	98,925,774

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2019

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer